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                                  Exhibit 99.2

HEALTHWATCH, INC., ANNOUNCES INTENT TO MERGE WITH HALIS, INC.

         ATLANTA, July 31 /PRNewswire/ -- HealthWatch, Inc., (NASDAQ: HEAL) announced today that it has signed a Letter of Intent to Merge with HALIS, Inc., (OTC Bulletin Board: HLIS). The merger is expected to be in the form of a tax-free stock exchange and is subject to, among other things, the approval of the shareholders of both companies. HealthWatch recently announced its intent to acquire Paul Harrison Enterprises, Inc., which owns the proprietary application software utility MERAD, a state-of-the-art technology that has been used to develop software for HALIS and HealthWatch. Once the mergers are complete, it is expected that the parent company is expected to become known as MERAD, Inc.

         Paul Harrison, who is Chairman of HealthWatch, Inc., as well as Chairman and CEO of HALIS, Inc., said, "This transaction will complete the uniting of three companies that separately have some of the factors needed for long term success, but combined have virtually all of the key ingredients with which to build a major software technology and services company. HealthWatch brings an outstanding health care customer base of more than 1,000 companies, access to growth capital, and a capital structure well suited for market acceptance and increased shareholder value. HALIS brings a state of the art health care software system, more than $8 million in annual revenues from its software, consulting, and outsourcing business lines, and an ability to immediately penetrate the HealthWatch customer base with its software and service offerings. MERAD is the underlying application software utility from which a virtually unlimited number of "Internet Active" business application systems can be built. The resultant systems can be developed in a fraction of the time, and for a fraction of the cost of conventional software."

         HealthWatch, Inc., is relocating its corporate offices to Atlanta, GA, but will maintain its California location which will be expanded over time to represent all of the business lines that will be offered by the combined companies. HALIS will remain in Atlanta, as will the MERAD development effort. The combined companies plan to grow to $100 million in the next four and one half years through a combination of internal sales and external strategic acquisitions. Acquired companies are expected to be primarily service based with existing customer sets into which all of the Company's products and services can be sold. The initial healthcare focus will be expanded to other industries that are transaction and data intensive such as insurance, banking, and real estate.

         HealthWatch recently announced the completion of a private placement of its preferred stock, and an intent to secure $3-$5 million in growth capital during the balance of 1998. HALIS recently announced the sale of one of its outsourcing subsidiaries, a move that improved its cash flow and allowed it to redeem approximately 11.5 million of its outstanding common shares. HALIS also announced outsourcing contracts with the Burger King franchisee organization and the Wheaton Franciscan Services, Inc., (WFSI), comprised of 12 hospitals and more than 10,000 employees, and the sale of a license to its HealthCare Enterprise System software and accompanying services to the State of California Department of Health Services.

         The merger is expected to close within 120-180 days, subject to the completion of due diligence and shareholder approval from both companies. In the interim, HALIS and HealthWatch are working together to provide HALIS' software and services to the HealthWatch customer base.

         Certain statements contained herein are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to financial results and plans for future business development activities, and are thus prospective. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. Potential risks and uncertainties include, but are not limited to, economic conditions, competition and other uncertainties detailed from time to time in the Company's SEC filings.


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